Filed by First Trust/Value Line(R) & Ibbotson Equity Allocation Fund
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed Pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

    Subject Company: First Trust/Value Line(R) & Ibbotson Equity Allocation Fund
                                                         (File Number 811-21517)




PRESS RELEASE

SOURCE:  First Trust/Value Line(R) & Ibbotson Equity Allocation Fund

First Trust/Value Line(R) & Ibbotson Equity Allocation Fund Receives from Shareholder a Notice of Intention to Nominate Individuals for Election as Trustees at 2006 Annual Meeting of Shareholders

LISLE, IL - (BUSINESS WIRE) - November 8, 2006 - First Trust/Value Line(R) & Ibbotson Equity Allocation Fund (AMEX - FVI), a diversified closed-end management investment company ("FVI" or the "Fund"), announced that it received a letter of intention (the "Letter") to nominate five individuals for election as trustees at FVI's 2006 Annual Meeting of Shareholders from Ralph W. Bradshaw, an FVI shareholder (the "Dissident"). The Dissident has nominated himself and four other individuals, including Edwin Meese III, former U.S. attorney general under President Ronald Reagan. In addition, the Dissident has filed preliminary proxy materials with the Securities and Exchange Commission with respect to his proposed solicitation of proxies to vote against the plan of reorganization proposed by FVI's Board of Trustees and for his own slate of trustees. The Letter purports to satisfy the "advance notice" requirements for nominations of individuals for election as trustees of FVI contained in FVI's By-Laws. Fund officers are in the process of determining whether the Letter in fact satisfies the requirements of the By-Laws and whether the Dissident's nominees are qualified under FVI's board governance policies. According to the Letter, the Dissident owns 1,201 FVI common shares, representing only .018% of FVI's outstanding shares, and he owned only 200 shares at the time FVI announced the proposed reorganization.

At the 2006 Annual Meeting scheduled for December 11, 2006, FVI shareholders are being asked by FVI to vote on a plan of reorganization to convert FVI into an exchange-traded fund in addition to being asked to elect trustees of FVI. FVI's Board of Trustees and management proposed the reorganization as a means to eliminate the discount to net asset value at which FVI shares have historically traded. On July 25, 2006, the day prior to the announcement of the reorganization, FVI's shares had a net asset value of $21.72 per share and a closing price on the American Stock Exchange of $19.46 per share, representing a discount of 10.41%. As of the close of business on October 27, 2006, the business day prior to the filing of the Dissident's preliminary proxy materials, FVI's shares had a net asset value of $23.09 per share and a closing price on the American Stock Exchange of $22.75 per share, representing a discount of only 1.47% to net asset value per share. The discount has grown since the filing of the Dissident's proxy materials and, as of the close of business on Tuesday, November 7, 2006, had increased to 2.69%.

According to the Dissident's preliminary proxy materials, the Dissident is the President of Cornerstone Advisors, Inc., and a director of the Cornerstone Strategic Value Fund, Inc. and the Cornerstone Total Return Fund, Inc. (the "Cornerstone Funds") and each of the Dissident's proposed nominees is also a current director of the Cornerstone Funds. The Dissident's preliminary proxy materials do not indicate that he is a part of any shareholder group. Based upon a review of publicly-available information, including information regarding past proxy contests waged by the Dissident against other closed-end funds, First Trust Advisors L.P. ("First Trust"), FVI's investment adviser, is concerned that the Dissident, Ron Olin (a 5.9% shareholder of FVI and, according to public information, the Dissident's reputed brother-in-law) ("Olin"), and Doliver Capital Advisors (a 25.3% shareholder of FVI, of which Olin is the Chief Trader) (formerly Deep Discount Advisors) ("Doliver"), may be acting in concert to take control of the Fund for the primary purpose of combining it with the Cornerstone Funds in a manner similar to other proxy contests waged by the Dissident. First Trust is concerned that the primary purpose of these activities may be to take control of the assets of the Fund in order to maintain the high level of distributions paid out by the Cornerstone Funds which over the past several years have been largely comprised of returns of capital. First Trust believes that the Cornerstone Funds' high distribution rates necessitate that their assets be replenished on an ongoing basis because they are essentially self-liquidating funds. First Trust is concerned that in the event the Dissident is successful in defeating the proposed reorganization of FVI and in electing his proposed slate, the new board of trustees will eventually propose to combine FVI with one of the Cornerstone Funds, which First Trust strongly believes would not be in the best interests of FVI and its shareholders. First Trust is concerned that the Dissident's preliminary proxy materials may fail to describe any of the Dissident's contracts, arrangements, understandings or relationships with other shareholders, including any arrangement with Olin and Doliver, and fail to disclose prior proxy contests against closed-end funds in which Olin and Doliver held significant stakes, and thereby may deprive FVI shareholders of all material facts necessary for them to make fully-informed decisions on how to vote.

In a Wall Street Journal article about the reorganization of FVI published on August 8, 2006, Ralph D. McBride, president of Doliver, stated that the reorganization is "a good thing for shareholders." The Dissident's current activities are surprising to First Trust as they are wholly inconsistent with Doliver's recently stated position in support of the reorganization as reported in the Wall Street Journal.

In past proxy contests against other closed-end funds, the Dissident has claimed a fund's poor performance and/or persistent deep discount as reasons for rejecting legitimate shareholder value proposals by target fund boards. However, the Dissident claims in his current preliminary proxy materials that FVI's performance is "reasonable" and that the reorganization would only preclude FVI's shares from trading at a premium. Based on FVI's current trading price and performance history, First Trust believes that the Dissident's opposition to the reorganization and proposal of his own slate of trustees are motivated by a desire to ultimately acquire the Fund's assets. FVI's investment objective is to provide capital appreciation. It seeks to outperform the S&P 500 Composite Stock Price Index (S&P 500) by investing in a diversified portfolio of common stocks selected through application of a disciplined investment strategy. As of November 3, 2006, FVI's average annual total return since its inception date of April 16, 2004, was 18.93% based on net asset value and 15.36% based on market price, versus 9.47% for the S&P 500.

FVI is currently assessing the Dissident's filings, as well as a recent filing related to the reorganization made by Olin. According to a First Trust officer, "We are analyzing a number of different responses to this perceived threat to the Fund, including the filing of a lawsuit to protect these interests and the advisability of liquidation of the Fund, which can be accomplished with Board approval. We have no intention of sitting idly by while Bradshaw (and possibly Olin and McBride) employ this tactic on FVI shareholders."

Additional Information About The Reorganization

In connection with the proposed reorganization, the Fund filed a registration statement, which includes a prospectus/proxy statement dated October 17, 2006, that has been sent to each of the shareholders of the Fund, and the Fund may file other relevant documents concerning the proposed reorganization with the Securities and Exchange Commission ("SEC"). Shareholders are urged to read the registration statement and the prospectus/proxy statement regarding the proposed reorganization and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

Shareholders will be able to obtain a free copy of the prospectus/proxy statement, as well as other filings containing information about the Fund, at the SEC's website (http://www.sec.gov). Shareholders will also be able to obtain these documents, free of charge, by accessing First Trust's website at www.ftadvisors.com. Copies can also be obtained, free of charge, by directing a request to First Trust Advisors L.P., 1001 Warrenville Road, Suite 300, Lisle, Illinois 60532, telephone number: (800) 988-5891.

The Fund and its trustees and executive officers, and First Trust and its officers and employees, may be deemed to be participants in the solicitation of proxies from the shareholders of the Fund in connection with the proposed reorganization. Information about the trustees and executive officers of the Fund is set forth in the prospectus/proxy statement. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the prospectus/proxy statement regarding the proposed reorganization. Shareholders may obtain free copies of these documents as described above.




________________________________________
CONTACT:  Scott Jardine - (630) 241-8798

SOURCE:   First Trust/Value Line(R) & Ibbotson Equity Allocation Fund